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SECURITIES 12061423
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 11 2012
DIVISION OF TRADING & MARKETS

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ernst Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 West 57th Street, Suite 101
(No. and Street)

Sioux Falls, SD 57108
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Todd Ernst, President 605.431.5507
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goracke and Associates, PC
(Name – *if individual, state last, first, middle name*)

12110 Port Grace Boulevard Suite 200 La Vista, NE 68128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/23

OATH OR AFFIRMATION

I, Todd Ernst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst Capital Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Todd M. Ernst
Signature

President
Title



JENNIFER A. SMITH
SEAL
NOTARY
PUBLIC
SEAL
SOUTH DAKOTA

My Commission Expires March 7, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2011



GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

Ernst Capital Securities, Inc.

Table of contents



GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ernst Capital Securities, Inc.
Sioux Falls, South Dakota

We have audited the accompanying Statement of Financial Condition of Ernst Capital Securities, Inc., a South Dakota S Corporation, as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, statement of changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ernst Capital Securities, Inc., as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10-13 is presented for the purposes of additional analysis and is not a part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934 and the Securities Investor Protection Corporation.. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goracke & Associates, P.C.

La Vista, Nebraska
February 14, 2012

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

ERNST CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

CURRENT ASSETS		
Cash	$	28,393
CRD - Escrow		396
Savings - Escrow		101
Total current assets		28,890
TOTAL ASSETS	$	28,890

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	8,062
Total current liabilities		8,062
STOCKHOLDER'S EQUITY		
Common stock; $1 par value; 100,000 shares authorized and 1,000 shares issued and outstanding		1,000
Paid-in capital		58,950
Accumulated deficit		(39,122)
Total stockholder's equity		20,828
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	28,890

See accompanying notes to financial statements.

ERNST CAPITAL SECURITIES, INC.

Statement of Operations
Year Ended December 31, 2011

Revenues		
Consulting	$	38,750
Commission		137,500
Interest		16
Total Revenues		176,266
Expenses		
Marketing		44
Education		163
Licenses and permits		5,167
Office		1,653
Commission		112,500
Professional fees		44,106
Regulatory fees		169
Rent		3,000
Payroll and payroll taxes		16,997
Telephone		1,272
Other expense		116
Total Expenses		185,187
Net Loss	$	(8,921)

See accompanying notes to financial statements.

ERNST CAPITAL SECURITIES, INC.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Issued Shares		Common Stock		Paid-In Capital		(Accumulated Deficit)		Stockholder's Equity
December 31, 2010	1,000	$	1,000	$	58,950	$	(30,201)	$	29,749
Net Loss	-		-		-		(8,921)		(8,921)
December 31, 2011	1,000	$	1,000	$	58,950	$	(39,122)	$	20,829

See accompanying notes to financial statements.

ERNST CAPITAL SECURITIES, INC.

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
December 31, 2011

Subordinated Liabilities, December 31, 2010	$	-
Increases	$	-
Decreases	$	-
Subordinated Liabilities, December 31, 2011	$	-

See accompanying notes to financial statements.

ERNST CAPITAL SECURITIES, INC.

Statement of Cash Flows
Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(8,921)
Adjustments to reconcile net loss to net cash used for operating activities:		
Decrease in accounts payable		(7,282)
Increase in accrued expenses		7,494
Net cash used for operating activites	$	(8,709)
NET INCREASE IN CASH AND CASH EQUIVALENTS		(8,709)
Cash and Cash Equivalents, Beginning of the Year		37,599
Cash and Cash Equivalents, End of the Year	$	28,890
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$	-
Cash paid for taxes	$	-

See accompanying notes to financial statements.

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTNG POLICIES

This summary of significant accounting policies of Ernst Capital Securities, Inc. (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Nature of Activity
Ernst Capital Securities, Inc. is a South Dakota corporation that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for a limited liability company in which the Company's stockholder is a partner or manager. The Company did change its name from Ernst Capital Group I, Inc. to Ernst Capital Securities, Inc. in 2010. It is regulated by the Securities Exchange Commission and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator for all securities firms doing business in the United States.

Basis of Accounting
The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Revenue Recognition
The Company receives revenue (commissions) from selling interests in limited liability companies that hold real estate used for the production of income. The company also receives revenue from due diligence or compliance and administration of the offering. This revenue is recognized under the contract with the limited liability company at the time the investor (subscription agreement) is accepted by the issuer.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2011.

Advertising
The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Taxes
The Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The income of the Company is passed through to the individual stockholders who report it on their personal tax returns. Therefore, there is no provision or liability for federal or state income taxes reflected in these financial statements. The income allocable to each shareholder is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax returns, the tax liability of the shareholders could be changed if an adjustment in the income is ultimately determined by the taxing authorities.

Income Taxes - continued
Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in the accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

No interest or penalties have been accrued for the year ended December 31, 2011. The federal and state income tax returns of the Company for 2010, 2009, 2008 are subject to examination by the IRS generally for 3 years after they are filed. There is no state income tax in South Dakota.

Compensated Absences
During the year ended December 31, 2011 the only full-time year-round employee was the sole shareholder. Accrued vacation pay at December 31, 2011 was deemed immaterial and was not accrued.

Subsequent Events
Management has evaluated subsequent events through February 14, 2012, the date the financial statements were available to be issued. There were no events requiring disclosure.

NOTE B NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 or 6 and 2/3 percent of "aggregated indebtedness", whichever is greater. In addition the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2011, the Company had net capital of $20,331, which was $15,331 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was 0.3965 to 1, at December 31, 2011.

NOTE C RELATED PARTY TRANSACTIONS

The Company's only source of revenue is from the sale of interest in real estate held by limited liability companies (LLC) and from compliance and administrative work to the same LLCs. These real estate developments are managed and typically owned by family members of the stockholder. The total commission and administrative revenue received from Dakotas Real Estate Income Fund, a related party, was $176,250.

The Company rents office space from Ernst Capital Group, LLC that is affiliated with the shareholder through common ownership. Total rent due to that entity was $3,000 during the year ended December 31, 2011. See Note G for future minimum rental commitments.

The company rents computer networking and telecommunication and receives clerical services from Ernst Capital Group, LLC that is affiliated with the shareholder through common ownership. The rental agreement and the clerical services agreement are for one year. Total rent due for networking and telecommunications equipment to that entity was $1,272 during the year ended December 31, 2011. The amount due for clerical services was $1,272 during the year ended December 31, 2011. All amounts have been paid at year-end.

NOTE D CONCENTRATIONS

100% of revenues were generated from Dakotas Real Estate Income Fund, LLC for the year ended December 31, 2011. The Company's cash balances are in one financial institution. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock, and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

NOTE E RESTRICTED CASH

The CRD – Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies. The Savings – Escrow account contains funds used to open an account to hold client funds. The company does own the account balance.

NOTE F COMMITMENTS

The company leases its facility from a related party as discussed in Note C. The lease agreement is on a year-to-year basis. Future minimum rental commitments under this non-cancelable lease are as follows as of December 31, 2011:

For Year Ending December 31:	
2012	3,000

ERNST CAPITAL SECURITIES, INC.

Computation of Aggregate Indebtedness and Net Capital In Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2011

Aggregate Indebtedness:		
Total Liabilities		$ 8,062
Total Aggregate Indebtedness		8,062
Net Capital:		
Credit items:		
Common stock	$ 1,000	
Additional paid-in capital	58,950	
Accumulated deficit	(39,122)	20,828
Deduct Nonallowable Assets:		497
Net Capital		$ 20,331
Capital Requirements:		
Minimum dollar requirements		$ 5,000
Net Capital exceeding requirements		15,331
Net Capital		$ 20,331
Percentage of Aggregate Indebtedness to Net Capital		39.65%

ERNST CAPITAL SECURITIES, INC.

Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's FOCUS Report

December 31, 2011

Aggregate indebtedness per audit report	$	8,062
Aggregate indebtedness per FOCUS report		8,061
Difference	$	1
Net capital per audit	$	20,331
Net capital per FOCUS report		20,332
Difference	$	(1)

ERNST CAPITAL SECURITIES, INC.

Information Relating to Possession or Control Requirements
December 31, 2011

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i).

ERNST CAPITAL SECURITIES, INC.

Computation of Reserve Requirement
December 31, 2011

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i).



GORACKE & ASSOCIATES, P.C.

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Board of Directors
Ernst Capital Securities, Inc.
Sioux Falls, South Dakota

In planning and performing our audit of the financial statements of Ernst Capital Securities, Inc. (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those objectives of internal control and the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A ***material weakness*** is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We consider the following deficiency in the Company's internal control to be a material weakness.

Segregation of Duties

At present the Company does not have enough employees to fully segregate duties. Segregation of duties is a critical feature in any internal control structure.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates, P.C.

La Vista, Nebraska
February14, 2012



GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Ernst Capital Securities, Inc.
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Ernst Capital Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating Ernst Capital Securities, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Ernst Capital Securities, Inc.'s management is responsible for the Ernst Capital Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, less revenues reported on the FOCUS reports for the period from January 1, 2011 to December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates, P.C.

Omaha, Nebraska
February 14, 2012